                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/06/08: Important Resolutions from UMC’s 2017 Annual General Meeting

Exhibit 99.1

Important Resolutions from UMC’s 2017 Annual General Meeting

1. Date of the shareholders’ meeting: 2017/06/08
2. Important resolutions (1) profit distribution/deficit compensation:
Approved the Company’s 2016 earnings distribution
The 2016 cash distribution to stockholders totaled NT$6,112 million, at approximately NT$0.50 per share.
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,111,939,818 votes; 92.31% of the total represented at the time of voting.
Votes against: 1,896,143 votes; 0.02% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 757,401,532 votes; 7.67% of the total represented at the time of voting.
3. Important resolutions (2) amendments of the corporate charter:
Approved to amend the Company’s Articles of Incorporation 9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,108,552,269 votes; 92.27% of the total represented at the time of voting.
Votes against: 3,620,858 votes; 0.04% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 759,064,366 votes; 7.69% of the total represented at the time of voting.
4. Important resolutions (3) business report and financial statements:
Approved the Company’s 2016 business report and financial statements 9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,044,310,298 votes; 91.62% of the total represented at the time of voting.
Votes against: 1,916,560 votes; 0.02% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 825,010,635 votes; 8.36% of the total represented at the time of voting.
5. Important resolutions (4) elections of board of directors and supervisors: None
6. Important resolutions (5) other proposals:
1) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,110,258,016 votes; 92.29% of the total represented at the time of voting.
Votes against: 1,915,138 votes; 0.02% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 759,064,339 votes; 7.69% of the total represented at the time of voting.
2) Approved to amend the Company’s “Financial Derivatives Transaction Procedure”
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,110,175,950 votes; 92.29% of the total represented at the time of voting.
Votes against: 1,952,473 votes; 0.02% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 759,109,070 votes; 7.69% of the total represented at the time of voting.
3) Approved to amend the Company’s “Loan Procedure”
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 6,214,730,527 votes; 62.96% of the total represented at the time of voting.
Votes against: 2,869,203,381 votes; 29.07% of the total represented at the time of voting.
Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 787,303,585 votes; 7.98% of the total represented at the time of voting.
4) Approved to amend the Company’s “Endorsements and Guarantees Procedure”
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 6,214,008,292 votes; 62.95% of the total represented at the time of voting.
Votes against: 2,869,342,862 votes; 29.07% of the total represented at the time of voting.
Votes invalid: 579,000 votes; 0.01% of the total represented at the time of voting.
Votes abstained: 787,307,339 votes; 7.98% of the total represented at the time of voting.
5) Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital
9,871,237,493 shares were represented at the time of voting (including 6,639,282,739 shares voted via electronic transmission)
Votes for: 9,018,559,810 votes; 91.36% of the total represented at the time of voting.
Votes against: 22,211,633 votes; 0.23% of the total represented at the time of voting.
Votes invalid: 51,000 votes; 0.00% of the total represented at the time of voting.
Votes abstained: 830,415,050 votes; 8.41% of the total represented at the time of voting.
7. Any other matters that need to be specified: None